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ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. Attached to and Forming Part of Bond Or Policy No.
490BD0586
Date Endorsement or Rider
Executed
* Effective Date of Endorsement or Rider
        09/30/2006
     12:01 A.M. Standard Time as
Specified in the Bond or Policy
*ISSUED TO
BNY Hamilton Funds, Inc.
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
        -       BNY Hamilton Money Fund
        -       BNY Hamilton Intermediate Government Fund
        -       BNY Hamilton Intermediate New York Tax-Exempt Fund
        -       BNY Hamilton Large Cap Equity Fund
        -       BNY Hamilton Core Bond Fund
        -       BNY Hamilton Small Cap Core Equity Fund
        -       BNY Hamilton Municipal Enhanced Yield Fund
        -       BNY Hamilton Intermediate Tax-Exempt Fund
        -       BNY Hamilton International Equity Fund
        -       BNY Hamilton Treasury Money Fund
        -       BNY Hamilton Large Cap Growth Fund
        -       BNY Hamilton Large Cap Value Fund
        -       BNY Hamilton Small Cap Growth Fund
        -       BNY Hamilton S&P 500 Index Fund
        -       BNY Hamilton U.S. Bond Market Index Fund
        -       BNY Hamilton New York Tax-Exempt Money Fund
        -       BNY Hamilton Multi-Cap Equity Fund
        -       BNY Hamilton Enhanced Income Fund
        -       BNY Hamilton High Yield Fund
        -     BNY Hamilton 100% U.S. Treasury Securities Money Fund
        -       BNY Hamilton U.S. Government Money Fund
        -       BNY Hamilton Global Real Estate Fund
        -       BNY Hamilton Tax-Exempt Money Fund
2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
        Authorized Representative